

MAIL STOP 3561

September 25, 2006

Mr. Thomas Friedberg, President
Dekania Corp.
2929 Arch Street
Philadelphia, Pennsylvania 19104

> **Re: Dekania Corp.**
> **Amendment 1 to Registration Statement on Form S-1**
> **File No. 333-137794**
> **Filed on August 14, 2006**

Dear Mr. Friedberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. There is an inconsistency concerning the disposition of the interest earned on the deferred underwriting compensation in the trust account, in the event that a business combination is not consummated. The prospectus cover page states that interest earned on the funds in the trust account remaining after payment of certain expenses and reduction of the principal amount of the letter of credit will be allocated pro rata among the shares held by the public stockholders. See also page 10 (upon implementation of plan of dissolution and liquidation, deferred underwriting compensation and related accrued interest, net of taxes, will be

released to public stockholders). In contrast, Note 1 to the Financial Statements states that: "If we do not consummate a business combination, interest earned on the funds in the trust account, including the Deferred Compensation, after payment of up to $2,500,000 to cover [certain expenses and reduction of the principal amount of the letter of credit] will be allocated pro rata among the public stockholders and the underwriters." (emphasis added) Please address the inconsistency.

2. The disclosure in the prospectus is also inconsistent with respect to the inclusion in the redemption amount of interest earned on the deferred underwriting compensation. On pages 10 and 28, for example, the prospectus states that such interest will be released to any stockholders that exercise their redemption rights. But on page 12, such interest is expressly excluded from the amount payable upon redemption. See also Note 1 to the Financial Statements on page F-8.

3. When disclosing the purchase of the private placement warrants, and elsewhere as appropriate, include disclosure confirming that all of the funds utilized to acquire such warrants from the company are funds of the insiders and affiliates purchasing in such private placements and are not borrowed funds. We may have further comment.

Prospectus Cover Page

4. Please add reimbursement of letter of credit fees incurred by the Sponsor to the uses to which the company may put interest earned on the funds in the trust account. Also revise elsewhere, as appropriate.

Summary, page 1

5. Please explain the reference to "the efficient regulatory structure" of Bermuda and the Cayman Islands.

Sponsor Loan and Letter of Credit, page 3

6. Clarify your disclosure concerning the amount of the letter of credit to indicate your belief that the amount of the letter of credit, together with the amount available from the trust account, will be adequate to enable investors in the offering to receive $10.00 per share in a liquidation.

The Offering, page 5

7. In the discussion of the incentive warrants on page 7, you indicate that such warrants shall not be exercisable at any time that a registration statement with respect to the public warrants is not effective. Please clarify why this would be

the case in light of the fact that the incentive warrants, like the private placement warrants, would not appear to require an effective registration statement to be in place in order to sell such warrants. Additionally, disclosure of such feature with respect to the incentive warrants and the private placement warrants should be included wherever relevant (e.g., summary, risk factors, description of securities, etc.).

8. We reissue comment twenty-six of our previous letter dated July 20, 2006. The prospectus states on page 11 that public stockholders that vote against a proposed business combination will be "entitled," if the transaction is completed, to redeem their common stock for $10 per share, plus any interest earned on their portion of the Trust Account, net of taxes payable and excluding certain amounts. The word "entitled" seems misplaced, inasmuch as there can be no assurances that there will be enough funds in the trust account to make payments of the entire $10.00 per share to each shareholder and shareholders are only entitled to their pro rata portion of the amount in the trust account at the time of the distribution. For example, if third party claims against the company were successful before the approval of a business combination, they could lead to a lower per share conversion price. Please revise accordingly.

9. Your letter dated August 14, 2006 provides that, because shareholders would exercise their right of redemption only upon completion of a business combination to which they had objected, "claims of creditors would become the responsibility of the combined company rather than the trust account." Please provide a legal analysis to support this opinion. Discuss, among other things, whether this result would obtain by operation of law or, instead depend upon the negotiated agreement governing a business combination.

10. As a related matter, we note that the letter of credit may not be used to fund redemptions, in contrast to liquidation distributions. If the redemption amount could be reduced below $10 per share by third party claims prior to the approval of a business combination, please explain why redemptions would be treated differently from liquidation distributions.

Plan of dissolution and liquidation if no business combination, page 12

11. The disclosure provided here and in various other places in the prospectus would appear to indicate that the company is able to make prompt distributions from the trust account in the event of a liquidation and dissolution without considering the obligations of not only the DGCL, but also applicable state and federal debtor/creditor and bankruptcy laws. This is not our understanding of the issues. Please revise your disclosure throughout the prospectus to address the company's compliance with the terms and provisions of the DGCL, applicable state and

federal debtor/creditor laws, and federal bankruptcy laws in the event of a
liquidation and dissolution of the company.

12. We note your disclosure throughout the prospectus to the effect that you do not
believe that the liabilities, expenses, costs and debts of the company in the event
of a liquidation will exceed amounts available outside of the trust account; and
further, that the company shall obtain waivers of fees and obtain the benefit of
indemnification agreements by certain affiliates of the company to further ensure
payment of such amounts However, it appears that the company cannot predict
with certainty: (i) potential claims or lawsuits that may be brought against the
company; (ii) what waiver agreements, if any, that the company would obtain
from vendors, service providers and prospective target businesses; (iii) the
amount of additional expenses that the company may incur that exceeds the
amount of funds held outside of the trust; and (iv) the ability of the company to
ensure that the proceeds held in trust are not reduced by claims of target
businesses or vendors. Therefore, please revise the disclosure throughout the
prospectus, to disclose the requirements of the DGCL and reflect the risk to
investors that the funds held in trust may be subject to claims or potential claims
of creditors which would reduce the amount of funds held in trust to be distributed
to public stockholders in the event of liquidation.

Risk Factors, page 17

Risks Associated with Our Business

13. Please delete risk factor four, which duplicates the information provided more
appropriately in "Risks Associated with the Offering." See risk factor eleven on
page 41.

14. The fifth risk factor on page 18 mentions the Sponsor's letter of credit only in
stating that, if bankruptcy claims deplete the trust account beyond the amount
available under the letter of credit, the company may not be able to return the
liquidation amount otherwise due to public stockholders. Please clarify by
describing the function of the letter of credit.

15. The phrase "when applicable" in the first sentence of the second paragraph of the
sixth risk factor on page 19 is vague and somewhat confusing. Please either
explain or delete the phrase as unnecessary, in view of the seventh risk factor.
State also that any liability of stockholders "will" – rather than "will likely" –
extend beyond the third anniversary of dissolution. See also page 62 (same).

16. In risk factor seven on page 19, please clarify whether the interest income
otherwise receivable by public stockholders in the event of dissolution and
liquidation could be affected if interest earned on the deferred underwriting

compensation is credited in the trust account on a dollar-for-dollar basis to offset the principal amount of the letter of credit.

17. Please revise the subheading of risk factor twenty-one on page 21 to clarify that the warrants may expire worthless.

18. Please update to the extent practicable the information in risk factor eleven on page 21 concerning companies with similar business plans.

19. In risk factor seventeen on page 24, please clearly name, if known, the individuals who may, or are more likely to, remain with the combined company. Also clarify whether unfamiliarity with the requirements of operating a public company, referenced in the caption, concerns the company's key personnel, additional managers that may be recruited for the combined company, or both.

Use of Proceeds, page 41

20. We reviewed your response to our prior comment 41; however, we do not see how you have presented an acceptable basis for inclusion in the use of proceeds table. Considering that Cohen Brothers Acquisitions, LLC has the option to reduce the letter of credit, on a dollar for dollar basis and there is no evidence that any proceeds will be received from the letter of credit, remove this amount (i.e., $3 million) from your use of proceeds table. We would not object to disclosure in a footnote to the table.

Capitalization, page 49

21. Please revise the per share redemption amount presented in your table (i.e., $10.00) to be consistent with your presentation in the Summary Financial Data table (i.e., $9.80).

22. We reviewed your response to our prior comment 42, but your revised disclosure did not comply with our comment. Please revise note (3) to clarify that the amount in excess of $10.00 for which public stockholders will be entitled to redeem their stock will also be reduced by the "amounts used to reduce the letter of credit," as disclosed in Note (4) to your Summary Financial Data table.

Management, page 72

Conflicts of Interest, page 75

23. On page 76, we note that the company has agreed not to consummate a business combination with an entity that is affiliated with an existing stockholder, unless the company has obtained a fairness opinion from an independent investment

banking firm. This statement appears to reflect Section 5 of the various letter agreements between the representatives of the underwriters, the company and its individual officers and/or directors. There does not appear to be a discussion of a possible affiliate transaction elsewhere in the prospectus. Please add such disclosure. Include a risk factor concerning the conflict of interest. Also identify any affiliated companies that may be considered as a target company, explain why they could be considered, and state whether any of the officers, directors, existing shareholders or any of their affiliates is aware of a potential business opportunity with an affiliated company.

Description of Securities, page 81

Our Certificate of Incorporation, page 85

24. The last phrase in the fifth bullet point appears to misstate the requirement concerning the requisite time period to consummate a business combination after the execution of a letter of intent or similar agreement. Please clarify.

Financial Statements

General

25. We reviewed your response to our prior comment 51, but note you did not file your warrant agreement to support your revised disclosures. Please revise to file your warrant agreement (Exhibit 4.4) with your next amendment. We may have further comments.

Notes to Financial Statements

Note 1 – Organization, F-7

26. We reviewed your response and revised disclosure in response to our prior comment 52. Your response did not completely address our comment, thus the comment will be partially reissued. You disclose that your ability to commence operations is based on the private placement and public offering and you have a working capital deficiency. Please instruct your auditor to tell us how this disclosure is consistent with their opinion that does not have a modification for a going concern uncertainty.

Note 2 – Proposed Offerings, F-9

27. Considering that your warrants may become worthless if an effective registration statement is not maintained, please revise your disclosure here and throughout your filing (e.g., description of securities, and risk factors) to explicitly state that a

purchaser of a unit may pay the full unit purchase price solely for the shares of the unit (since the warrants may expire worthless).

Note 5 – Commitments and Contingencies, F-10

28. We reviewed your revised disclosure of the Incentive Warrants. Considering the shares underlying these warrants are not registered at inception and the warrants must be settled in registered shares, it appears they should be classified as liabilities. Please provide us with a thorough analysis supporting your proposed equity treatment of these warrants. Refer to paragraphs 28 through 35 of SFAS 123(R). Also, file Exhibit 4.5, Form of Incentive Warrant with your next amendment. We may have further comments.

Other Regulatory

29. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X and provide a current consent of the independent accountants in any amendment.

Exhibits

30. Please revise the unit and warrant certificates to disclose clearly the fact that an effective registration statement is required to exercise the units and warrants; that the company is required only to use its best efforts to maintain an effective registration; and that the company is not obligated to settle the units or the warrants for cash.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

CF1-00059350

Mr. Thomas Friedberg
Dekania Corp.
September 25, 2006
Page 8

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3233 with any other questions.

Sincerely,

Mull ← 7*L*

f*or*

John Reynolds
Assistant Director

cc: J. Baur Whittlesey, Esq.
        Fax: (215) 735-2513